Exhibit 99.2
MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2015

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2

Condensed Interim Consolidated Statements of Comprehensive Income	3

Condensed Interim Consolidated Statements of Changes in Equity	4 - 6

Condensed Interim Consolidated Statements of Cash Flows	7 - 8

Notes to Condensed Interim Consolidated Financial Statements	9 - 11

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands

	2015	2014	2014
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	24,550	18,933	25,422
Short-term bank deposits	25,398	50,074	39,431
Trade receivables	108	20	64
Inventories	1,639	1,512	1,421
Other receivables	1,901	2,336	2,159

	53,596	72,875	68,497
LONG-TERM ASSETS:
Long term deposits and deferred costs	234	151	168
Property, plant and equipment, net	1,096	1,209	1,088
Intangible assets, net	887	945	951
Other assets	-	417	417

	2,217	2,722	2,624

	55,813	75,597	71,121
CURRENT LIABILITIES:
Trade payables	1,253	797	1,214
Other payables	2,121	2,002	2,683

	3,374	2,799	3,897
LONG-TERM LIABILITIES:
Liabilities in respect of Chief Scientist government grants net of current maturities	6,161	6,825	6,985
Contingent consideration for the purchase of treasury shares net of current maturities	15,721	17,279	17,361
Severance pay liability, net	7	3	7

	21,889	24,107	24,353
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares as of September 30, 2014, December 31, 2014 and September 30, 2015; Issued and Outstanding: 21,297,844, 21,550,300, and 21,850,330 shares respectively	60	59	59
Share premium	111,102	107,816	109,117
Foreign currency translation adjustments	(17)	9	(18)
Accumulated deficit	(80,595)	(59,193)	(66,287)

	30,550	48,691	42,871

	55,813	75,597	71,121

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollar in thousands (expect share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited

Revenues	334	135	102	46	259
Cost of revenues	1,830	1,643	824	750	2,785

Gross loss	(1,496)	(1,508)	(722)	(704)	(2,526)

Operating expenses:
Research and development, net of participations	3,727	3,853	836	1,027	5,349
Selling and marketing	6,650	5,977	2,019	2,252	8,829
General and administrative	2,524	3,503	786	1,240	4,723

Total operating expenses	(12,901)	(13,333)	(3,641)	(4,519)	(18,901)

Operating loss	(14,397)	(14,841)	(4,363)	(5,223)	(21,427)

Financial income	1,587	4,611	941	738	4,665
Financial expense	(1,081)	(1,551)	(344)	(532)	(2,113)

Loss from continuing operations	(13,891)	(11,781)	(3,766)	(5,017)	(18,875)
Loss from discontinued operation	(417)	-	-	-	-

Loss for the period	(14,308)	(11,781)	(3,766)	(5,017)	(18,875)

Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	1	41	-	34	14

Total other comprehensive income	1	41	-	34	14

Total comprehensive loss	(14,307)	(11,740)	(3,766)	(4,983)	(18,861)

Basic and diluted loss per share:
Loss from continuing operations	(0.64)	(0.61)	(0.17)	(0.24)	(0.95)
Loss from discontinued operation	(0.02)	-	-	-	-

Net loss per share	(0.66)	(0.61)	(0.17)	(0.24)	(0.95)

Weighted average number of Ordinary shares used in the computation of basic and diluted loss per share	21,674	19,448	21,801	21,298	19,940

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollar in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of January 1, 2015 (audited)	59	109,117	(18)	(66,287)	42,871

Loss for the period	-	-	-	(14,308)	(14,308)
Other comprehensive income	-	-	1	-	1

Total comprehensive loss	-	-	1	(14,308)	(14,307)

Exercise of options	1	25	-	-	26
Share-based compensation	-	1,960	-	-	1,960

Balance as of September 30, 2015 (unaudited)	60	111,102	(17)	(80,595)	30,550

	Share capital	Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of January 1, 2014 (audited)	11	62,229	(34,600)	(32)	(47,412)	(19,804)

Loss for the period	-	-	-	-	(11,781)	(11,781)
Other comprehensive income	-	-	-	41	-	41

Total comprehensive loss	-	-	-	41	(11,781)	(11,740)

Exercise of options	*) -	208	-	-	-	208
Exercise of warrants	1	4,711	-	-	-	4,712
Issuance of shares, net	17	71,675	-	-	-	71,692
Effect of share split	32	(32)	-	-	-	-
Treasury shares cancellation	(2)	(34,598)	34,600	-	-	-
Share-based compensation	-	3,623	-	-	-	3,623

Balance as of September 30, 2014 (unaudited)	59	107,816	-	9	(59,193)	48,691

*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollar in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of July 1, 2015	60		110,439	(17)	(76,829)	33,653

Loss for the period	-		-	-	(3,766)	(3,766)
Other comprehensive income (loss)	-		-	-	-	-

Total comprehensive loss					(3,766)	(3,766)

Exercise of options	*	)	6	-	-	6
Share-based compensation	-		657	-	-	657

Balance as of September 30, 2015	60		111,102	(17)	(80,595)	30,550

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of July 1, 2014	59	106,570	(25)	(54,176)	52,428

Loss for the period	-	-	-	(5,017)	(5,017)
Other comprehensive income	-	-	34	-	34

Total comprehensive loss	-	-	34	(5,017)	(4,983)

Share-based compensation	-	1,246	-	-	1,246

Balance as of September 30, 2014	59	107,816	9	(59,193)	48,691

*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollar in thousands

	Share capital	Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity
	Audited
Balance as of January 1, 2014	11	62,229	(34,600)	(32)	(47,412)	(19,804)
Loss for the period	-	-	-	-	(18,875)	(18,875)
Other comprehensive income	-	-	-	14	-	14

Total comprehensive loss	-	-	-	14	(18,875)	(18,861)

Exercise of warrants	1	4,711	-	-	-	4,712
Exercise of options	1	305	-	-	-	306
Cancellation of treasury shares	(2)	(34,598)	34,600	-	-	-
Effect of share split	32	(32)	-	-	-	-
Share-based compensation	-	4,827	-	-	-	4,827
Issuance of shares, net	16	71,675	-	-	-	71,691

Balance as of December 31, 2014	59	109,117	-	(18)	(66,287)	42,871

*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited

Cash flows from operating activities:

Net loss	(14,308)	(11,781)	(3,766)	(5,017)	(18,875)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:

Loss from discontinued operation	417	-	-	-	-
Depreciation and amortization	350	404	120	150	492
Revaluation of warrants to shareholders	-	(4,491)	-	-	(4,491)
Share-based compensation	1,960	3,623	657	1,246	4,827
Revaluation of liabilities in respect of Chief Scientist government grants	(944)	32	(894)	(294)	87
Revaluation of contingent consideration for the purchase of treasury shares	(1,361)	557	(870)	(677)	612
Net financing (income) expenses	(10)	278	(63)	296	226

	412	403	(1,050)	721	1,753
Changes in asset and liability items:

Decrease (Increase) in trade receivables	(47)	(21)	16	(7)	(67)
Decrease in other receivables	110	83	121	209	186
Decrease (Increase) in inventories	(357)	(1,582)	139	(270)	(1,421)
Increase in trade payables	48	1,065	256	383	1,909
Increase (Decrease) in other payables	(572)	(279)	(980)	(368)	22

	(818)	(734)	(448)	(53)	629

Net cash flows used in continuing operating activities	(14,714)	(12,112)	(5,264)	(4,349)	(16,493)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited

Cash flows from investing activities:

Purchase of property and equipment	(298)	(427)	(129)	(143)	(366)
Purchase of intangible assets	-	-	-	-	(30)
Interest received	84	45	58	16	173
Proceeds from (Investments in) short term bank deposits	14,176	(47,574)	16,072	2,688	(36,931)

Net cash provided by(used in) investing activities	13,962	(47,956)	16,001	2,561	(37,154)

Cash flows from financing activities:

Proceeds from exercise of options	26	208	6	-	306
Proceeds from issuance of shares and warrants, net	-	71,824	-	-	71,824
Proceeds from the Chief Scientist government grants, net of repayment	109	279	34	252	345

Net cash provided by financing activities	135	72,311	40	252	72,475

Exchange rate differences on cash and cash equivalent balances	(255)	(363)	(4)	(347)	(459)

Increase (decrease) in cash and cash equivalents from continuing activities	(617)	12,243	10,777	(1,536)	18,828

Balance of cash and cash equivalents at the beginning of the period	25,422	7,053	13,777	20,816	7,053

Balance of cash and cash equivalents at the end of the period	24,550	18,933	24,550	18,933	25,422

Non-cash activities:

Treasury shares cancellation against share premium	-	34,600	-	-	34,600

Exercise of cashless warrants into shares	-	4,709	-	-	4,709

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, chronic and other hard to heal wounds and connective tissue disorders and others.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency, or the EMA, in December 2012 for removal of dead or damaged tissue, known as eschar, in adults with deep partial  and full thickness thermal burns. The Company launched NexoBrid in the European Union and in Israel through its own commercial organization and first generated initial sales in 2014.

b.
The Company has two wholly-owned subsidiaries: MediWound Germany GmbH, acting as EU marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns about 6.6% of Polyheal Ltd., a private life sciences company ("Polyheal").

c.
On March 25, 2014, the Company closed its initial public offering in the United States and listing on the NASDAQ Global Select Market ("the IPO") of 5,750,000 ordinary shares in the offering, including 750,000 additional shares to cover underwriters over-allotments, which was exercised on March 25, 2014 by the underwriters. As a result, the Company issued and sold a total of 5,750,000 ordinary shares at a price per share of $14.00 with aggregate gross proceeds of approximately $80,500. Under the terms of the offering, the Company incurred aggregate underwriting discounts of approximately $5,635 and expenses of approximately $3,173 in connection with the offering, resulting in net proceeds to us of approximately $71,692. Following the IPO the Company's securities are listed for trading on NASDAQ.

d.
On September 29, 2015, the Company awarded BARDA (the U.S. Biomedical Advanced Research and Development Authority) contract valued up to $112 million for development and procurement of NexoBrid for the U.S. The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid®, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The five-year base contract includes $24 million of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16 million for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $22 million for expanding NexoBrid’s indications and of up to $50 million for additional procurement of NexoBrid.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The interim condensed financial statements for the nine and three months ended September 30, 2015 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2014 that were included in the Annual Report on Form 20-F filed on February 12, 2015.

The significant accounting policies and methods of computation adopted in the preparation of the interim condensed financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3:	CONTINGENT LIABILITIES

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal. The plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

On December 14, 2014, the Company filed its Petition for a Right to Defend, or the Petition, in which it: (i) rejected the arguments raised against it in the Statement of Claim; (ii) emphasized that its obligation under the 2010 Polyheal Agreement to purchase the 7.5% of Polyheal’s ordinary shares is subject to the consumption of the deferred closing, as defined in the buyout agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the Company is not subject to any obligation to purchase Polyheal shares and/or make any payments to Polyheal’s shareholders.

A hearing in the Company's Petition was held on February 16, 2015, in which the Court accepted the Company's Petition and allowed it to file a statement of defense. The Company filed the statement of defense on July 6, 2015. A date for a preliminary hearing has been scheduled to February 10, 2016.

Based on advice from its external legal counsels, the Company believes that it has substantive defenses against the claim. Accordingly, no provision was recorded in respect of this claim.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	EQUITY

On January 1, 2015, the Company granted to certain employees options to purchase 57,000 ordinary shares under the "2014 Share Incentive Plan" (the "Plan") for an exercise price of $6.02 per share. The options are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant and will vest over four years. The fair value of the options at the date of grant was estimated at $267.

On May 3, 2015, the Company granted to certain employees options to purchase 10,000 ordinary shares under the "2014 Share Incentive Plan" (the "Plan") for an exercise price of $6.73 per share. The options are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant and will vest over four years. The fair value of the options at the date of grant was estimated at $39.

NOTE 5:	OTHER ASSETS

The Company has been acknowledged during the first quarter about certain changes in circumstances indicating that the carrying amount of its royalty rights arising from the Company's ownership of shares of Polyheal would not be recoverable. Accordingly, a full impairment of these royalty rights amounting to $417 is included within the loss from discontinued operation for the nine months period ended September 30, 2015.